CUSIP No. 292448206	Exhibit 99.4

Translation into English for Convenience Purposes Only

Mexico, Federal District, November 1, 2007

Board of Directors of
Empresas ICA, S.A.B. de C.V.
Mineria No. 145
Edificio G
Second Floor
Colonia Escandon
11800  Mexico, Federal District
Attention:             Chairman of the Board of Directors
Secretary of the Board of Directors

Messrs:

Reference is made to the by-laws of Empresas ICA, S.A.B. de C.V. (“ICA”) and, in particular, to the Articles Thirteen to Twenty-two of such by-laws, and we hereby request authorization so that jointly Mrs. Lucrecia Larregui de Aramburuzabala, Mrs. María Asunción Aramburuzabala Larregui and Mrs. Lucrecia Aramburuzabala Larregui may, directly or through a trust or entity created for such purposes (jointly, for purposes of this request letter, the “Acquirers”), acquire and maintain ownership of shares of ICA or, to the extent available as a result of the nationality of the Acquirers, ordinary participation certificates whose underlying security is ordinary shares of ICA, representing in each case up to ten percent (10%) of the total outstanding shares of ICA (the “Securities to be Acquired”).  The capitalized terms used in this letter and which are not defined herein, shall have the meanings ascribed to such terms in the by-laws of ICA.

To obtain such authorization, we represent the following, in accordance with the requirements set forth in the by-laws of ICA:

(a)           that as of the date of this letter, the Acquirers are owners of 24,837,592 (twenty-four million eight hundred and thirty-seven thousand five hundred and ninety-two) Shares, which represent four point ninety-nine percent (4.99%) of the total Shares, that the Shares were acquired by the Acquirers at prices that range between Ps.22.50 (twenty-two pesos 50/100 legal tender of Mexico) and Ps.67.10 (sixty-seven 10/100 legal tender of Mexico), and that, to the extent possible given the Mexican nationality of the Acquirers, they have the intention of converting such Shares, once such Shares represent five percent (5%) of the total Shares, into ordinary participation certificates whose underlying security are Shares, as soon as possible once the authorization referred to in this letter is granted, to neutralize the vote corresponding to such underlying Shares; to the extent it is not possible, they would inform the Board of Directors of ICA;

(b)           that the Acquirers have the intention of acquiring up to a number equal to the Securities to be Acquired, or 49,775,073 (forty-nine million seven hundred and seventy-five thousand and seventy three) Shares representative of, or ordinary participation certificates, in this last case to the extent possible, which shall have as underlying security precisely, up to ten percent (10%) of the Shares, during a period of twelve (12) months following the date of this letter, as permitted by the by-laws of ICA, so as to not influence negatively on the market price of the Shares;

(c)           that each of Mrs. Lucrecia Larregui de Aramburuzabala, Mrs. María Asunción Aramburuzabala Larregui and Mrs. Lucrecia Aramburuzabala Larregui are Mexican nationals, in case of acquiring the Securities to be Acquired through an entity, such entity would be controlled by them and would be of Mexican nationality, with a clause to exclude foreigners, and in case of acquiring the Securities to be Acquired through a trust, the trustee of such trust would be a Mexican banking institution and they would be the beneficiaries and controlling persons of the trust;

(d)           that the reason for which the Acquirers intend to acquire the Securities to be Acquired is strictly for investment purposes, of a passive nature, and without having the intention of obtaining a Significant Influence or Control of ICA;

(e)           except as described below, that the Acquirers are not, directly or indirectly, Competitors of ICA or any Subsidiary or Affiliate of ICA, and that the Acquirers have the authority to acquire, legally, the Securities to be Acquired; Mrs. Lucrecia Larregui de Aramburuzabala, Mrs. María Asunción Aramburuzabala Larregui and Mrs. Lucrecia Aramburuzabala Larregui do not have relatives, by blood or marriage up to the fourth degree, or spouse or concubine, that could be considered a Competitor of ICA or of any Subsidiary or Affiliate of ICA; the Acquirers do not have any interest or participation, in the capital stock or the administration, management or operation, of a Competitor, directly or through any other Person or relative, by blood or marriage up to the fourth degree, or spouse or concubine, except for (i) investments made for investment purposes and of a passive nature, (ii) investments in entities and mutual funds, which could result in an indirect investment of a Competitor, (iii) a majority investment and control of the management and business of BCBA Impulse Ingeniería Inmobiliaria, S.A. de C.V., a Mexican company whose purpose is the development and promotion of real estate projects, particularly for middle income housing, offices and vacation homes, and (iv) passive investments and without participation in the management, in percentages not greater than three percent (3%), in each case, of the respective outstanding shares of Grupo Mexicano de Desarrollo, S.A.B. de C.V., Carso Infraestructura y Construcción, S.A.B. de C.V., Impulsora del Desarrollo y el Empleo en America Latina, S.A.B. de C.V. and Promotora y Operadora de Infraestructura, S.A.B. de C.V.;

(f)           that the funds that the Acquirers intend to use to pay for the Securities to be Acquired are personal and do not derive from any financing;

(g)           that the Acquirers do not form part of any economic group, different from the group described in this letter;

(h)           that the Acquirers have not received any funds as loans or in any other manner from any other Related Person different from the Acquirers themselves, in connection with the acquisition of the Securities to be Acquired.

We hereby respectfully request (i) an express resolution, in the affirmative or negative, to the request contemplated by this letter as soon as possible, but in no event later that on November 15, 2007, and (ii) that the officers of ICA support the Acquirers in carrying out the conversion of the Shares acquired to this date, into ordinary participation certificates that have Shares as underlying securities, as soon as possible once the authorization referred to by this letter is granted, to the extent possible.

We hereby further represent that, if our future ownership of Shares were to be less than five percent (5%) of the outstanding Shares, we have the intention of converting the ordinary participation certificates into shares of ICA, in order to freely exercise the voting rights attached to such shares.

   Sincerely,

Lucrecia Larregui de Aramburuzabala

María Asunción Aramburuzabala Larregui

Lucrecia Aramburuzabala Larregui

cc:           Dr. Jose Luis Guerrero
Chief Executive Officer
Empresas ICA, S.A.B. de C.V.
Mineria No.145
Colonia Escandon
11800, Mexico, Federal District